[WLRK LETTERHEAD]

January 23, 2009

John J. Harrington
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile:   (202) 772-9205

          Re:     Polaris Acquisition Corp.
                    Revised Preliminary Proxy Statement on Schedule 14A
                    Filed November 21, 2008
                    File No. 001-33860

Dear Mr. Harrington:

          On behalf of Polaris Acquisition Corp. (“Polaris”), we respond as follows to the Staff’s comment letter dated December 17, 2008 to the above-captioned revised preliminary proxy statement. Page references in our responses correspond to the amended version of the proxy statement, filed with the SEC on January 23, 2009 (the “Amended Proxy Statement”), a copy of which has been marked to note the changes from the filing made on December 10, 2008. We are also delivering three courtesy copies of such marked proxy statement to you.

The Merger Proposal, page 39

Background of the Merger, page 39

1.       Discuss any material events, meetings or contacts that occurred after November 10, 2008 and generally how the Polaris board evaluated subsequent events in the U.S. automotive

John Harrington
Securities and Exchange Commission
January 23, 2009

          industry in its decision to continue recommending the transaction and relying on the Duff
          & Phelps opinion.

          We note the Staff’s comment and have provided disclosure about the nature of the interactions between Polaris and HUGHES Telematics, Inc. after November 10, 2008. See page 43 of the Amended Proxy Statement. We supplementally note that the reasons for the Polaris board’s recommendation of the amended transaction are provided beginning at page 43 of the Amended Proxy Statement, and that the board continues to recommend the transaction for those reasons. Polaris’ management maintains frequent contact with HUGHES Telematics’ senior management, and discusses from time to time business developments. Prior to mailing of the proxy to Polaris shareholders, the board will reconvene to approve the mailing and, in the event that it believes additional reasons or factors with respect to its recommendation on the transaction have arisen, or factors previously noted require updating, the proxy will be appropriately revised.

Duff & Phelps Opinion, page 46

2.       We note your responses to comments six through nine in our letter dated November 26,
          2008. However, we disagree that disclosure highlighting changes to the fairness opinion procedures is not necessary and may be confusing to investors. The prior fairness opinion is material to an understanding of the background of the transaction and is publicly available to investors. Please identify and explain the material differences in the new opinion, including the change in the valuation methodology and resulting higher valuation range for the revised merger consideration, the change in the discount rate applied, the change in the revenue and EBITDA projections, and the changes in the comparable company terminal value analysis.

          We note the Staff’s comment and have revised the disclosure accordingly. See page 47 of the Amended Proxy Statement.

Discounted Cash Flow Analysis, page 49

3.       We note that Duff & Phelps increased the range of discount rates applied to 22.5% to
          27.5% from 20% to 25% due to further deterioration of the U.S. economic outlook and the higher cost of capital facing U.S. firms. We also note that this range is
         “commensurate with early-stage, high-growth companies.” If Duff & Phelps did not take into account specific risks facing Hughes due to its reliance on limited contractual relationships with Chrysler and Mercedes Benz, please disclose this and explain why.

John Harrington
Securities and Exchange Commission
January 23, 2009

          We note the Staff’s comment and have revised the disclosure accordingly. See page 50 of the Amended Proxy Statement.

4.       We note your response to comment eight in our letter dated November 26, 2008. We disagree that the changes to the revised revenue and EBITDA projections are immaterial.
          In particular, we note significant differences in revenues during the first three years of such projections. Please highlight these material differences, disclose when Hughes's management provided these revised projections, and explain the reasons for the revisions.

          We note the Staff’s comment and have revised the disclosure accordingly. See page 51 of the Amended Proxy Statement.

The Merger Agreement, page 55

Materiality and Material Adverse Effect, page 58

5.       We note that you are unable to determine whether a fundamental event, such as a bankruptcy, involving Chrysler or Mercedes Benz would constitute a material adverse effect as to Hughes pursuant to the merger agreement. Given current events and your reliance on contracts with these two companies, both in terms of long-term operating performance and your short-term financial condition due to covenants related to these contracts in your senior secured indebtedness, please provide risk factor disclosure addressing the possibility that a bankruptcy involving Chrysler or Mercedes Benz might not constitute a material adverse effect under the merger agreement and not result in the agreement being terminated after shareholder approval.

          We note the Staff’s comment and have revised the disclosure accordingly. See page 12 of the Amended Proxy Statement.

Annex B. Amended and Restated Certificate of Incorporation, page B-1

6.       Please include Annex B in your revised preliminary proxy statement or provide us with a draft as soon as practicable.

          We note the Staff’s comment and have included the certificate accordingly. See page B-1 of the Amended Proxy Statement.

* * *

John Harrington
Securities and Exchange Commission
January 23, 2009

          If you have any questions, please do not hesitate to contact me at (212) 403-1269 (telephone) and (212) 403-2269 (fax) or my colleague, Aref H. Amanat, at (212) 403-1120 (telephone) and (212) 403-2120 (fax).

                                                                             Sincerely,

                                                                             /s/ Andrew J. Nussbaum
                                                                             Andrew J. Nussbaum
                                                                             Wachtell, Lipton, Rosen & Katz

cc:    Jerry Stone, Polaris Acquisition Corp.
        Craig Kaufmann, HUGHES Telematics, Inc.
        Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP